EXHIBIT 20



                           Media Relations:         Investor Relations:
                           Roger W. W. Baker        Daniel A. Conforti
                           (203) 698-5148           (203) 698-5132




                AMERICAN BRANDS REPORTS 1996 RESULTS
      E.P.S. FROM OPERATIONS UP 10% TO $1.01 IN FOURTH QUARTER
                  AND UP 11% TO $3.20 FOR THE YEAR

               Expect to Achieve Growth Goals in 1997;
           Spin-Off Plans for Gallaher Tobacco Progressing


  Old Greenwich, CT, January 24, 1997 -- American Brands, Inc.

  (NYSE-AMB) today announced that earnings per common share from operations rose 10% to $1.01 for the quarter ended December 31,

  1996.  This compared with 92 cents in the fourth quarter of 1995.

  Fully diluted earnings per share from operations rose 9% to 98 cents.

       These fourth quarter figures exclude restructuring charges of 34 cents per share (33 cents fully diluted) in 1996 related to a plant consolidation in international tobacco, 6 cents per share in 1995 in connection with the worldwide reorganization of distilled spirits operations, and a 1 cent per share net loss in the 1995 quarter from operations of businesses disposed.  The

  1996 restructuring charge amounted to $88.8 million ($59.5 million after taxes), and the 1995 charge amounted to $17.8 million ($12.2 million after taxes).  The comparisons reflect the benefit of share repurchases.

       For the year, earnings per share from operations reached

  $3.20, up 11%  from $2.88 in 1995.  Fully diluted earnings per share from operations rose to $3.13, up 11%.  These full-year comparisons exclude the factors affecting the quarter as well as a 10 cent (9 cent fully diluted) gain on disposal of businesses in the third quarter of 1995 and extraordinary charges relating to the retirement of debt of 1 cent and 6 cents per share in 1995 and 1996, respectively.

       Net sales rose 11% in the quarter to a record $3.4 billion,

  and operating company contribution (excluding restructuring charges) was $379 million, up 7%.  For the year, sales reached a record $11.6 billion, up 7% (excluding businesses sold in 1995),

  and operating company contribution of $1.3 billion was up 7%

  (excluding businesses sold and restructuring).  Comparisons benefited from the January 1996 acquisition of Cobra.  During

  1995, U.K. retailing and housewares operations, which generated substantial sales but minimal contribution, were sold.

       Average primary shares outstanding were reduced 6% in the

  quarter and 7% for the year, resulting in a net benefit to primary E.P.S. of 2 cents and 16 cents, respectively.  Reflecting the redemption of convertible debenture issues, fully diluted shares declined 7% in the quarter and 9% for the year, favorably affecting fully diluted E.P.S. by 2 cents and 20 cents,

  respectively.

       Including businesses disposed, restructuring, extraordinary charges and the 1995 gain on disposal of businesses, net income declined 26% and 10% in the quarter and year, respectively.

       Chairman and Chief Executive Officer Thomas C. Hays said:

  "American Brands had another fine year in 1996, again exceeding our 10% long-term E.P.S. goal.  We also took decisive actions to enhance operations and shareholder value, most notably announcing in October plans to spin-off our U.K.-based Gallaher tobacco business to shareholders.

       "Steps to implement the spin-off, which will create two

  strong companies with enhanced prospects, are progressing.  When the transaction is consummated, we plan to change the name

  American Brands to Fortune Brands."  Completion of the

  transaction, which is currently expected around mid-year, is pending receipt of favorable tax rulings and relevant stockholder approvals.

       "We also repurchased 10 million shares of our common stock during 1996," Hays noted.  "Following the spin-off of Gallaher,

  Fortune Brands will consider repurchasing up to 10 million shares, depending on market conditions and other investment opportunities.  Over the past two years, we have invested $1.8 billion to reduce fully diluted shares by 20% and well over $400 million in capital projects to enhance competitiveness and to grow our powerful consumer brands."



                          Favorable Outlook



       "Looking ahead," Hays noted, "our prospects are exciting and the outlook for our operations is bright.  We expect another excellent year in 1997, despite continued intense competitive and pricing pressures.

       "When we sold The American Tobacco Company at the end of

  1994, we established a long-term goal to achieve E.P.S. growth in the range of 10%.  We exceeded 10% in 1995 and 1996, and we expect, if there were no spin-off, that American Brands would again achieve that goal, excluding restructuring charges, in

  1997.

       "In the first quarter, at current foreign exchange rates, we expect solid double-digit E.P.S. growth, in spite of challenging first quarter comparisons for golf and hardware.

       "Our brand development is in high gear, backed by

  substantial investments in marketing to capitalize on attractive opportunities.  This past year, we increased investment in advertising and R&D at double-digit rates.  We also remain firmly committed to reducing our cost structure.

       "Following completion over the next three to four years of the factory consolidation they announced last month, Gallaher anticipates substantial annual savings.  That consolidation will result in the closure of Gallaher's Hyde factory in Manchester,

  England.  As we have indicated, we are also reviewing

  productivity-enhancing opportunities at the Fortune Brands operations.  We anticipate that this review may well result in restructuring charges during 1997.



                 Fortune Brands Results and Outlook



       For the Fortune Brands operations, sales were $4.7 billion,

  up 8%  (excluding businesses disposed in 1995), contribution from operations was $700 million, up 9%, and, on a pro forma basis,

  E.P.S. was $1.32 per share, up 8% ($1.30 fully diluted).

       The pro forma calculations give effect for both years to the possible 10 million share repurchase and to the net proceeds resulting from the payment that Gallaher will make to Fortune

  Brands at the time of the spin-off.  The 1995 figures exclude the distilled spirits restructuring charge and items relating to businesses sold.

       "Our long-term E.P.S. growth goal for Fortune Brands is in the range of 13-15%, assuming a satisfactory economic and pricing environment," Hays noted.  "For the year 1997, on a pro forma basis, we expect to comfortably achieve that 13-15% E.P.S. growth goal (excluding restructuring charges), leveraging high single-

  digit operating income growth with the benefit of strong cash flow and lower corporate expense.  Fortune Brands will commence operations with a very strong balance sheet."



                      Fortune Brands Highlights



       Fortune Brands, which will consist of American Brands' non-

  tobacco operations, will be a premier international consumer products company with a strong growth outlook and a formidable array of category-leading brands.  This past year, about a third of non-tobacco contribution came from distilled spirits brands, a third from hardware and home improvement brands, and the

  remaining third was split between golf and office products brands.  Each of these categories achieved record sales and increased contribution during 1996.



  :::Distilled spirits brands:::

       Sales generated during the year by the distilled spirits

  brands were a record $1.3 billion.  Contribution was up slightly for the year and flat in the fourth quarter, after adjusting for the $17.8 million restructuring charge in the 1995 quarter.

  Benefiting from tremendous cash flow generation, pretax income grew at a substantially stronger rate.

       The contribution gain for the year was achieved in spite of a 17% increase in marketing, primarily in support of new products in the North American market and of Whyte & Mackay branded products in the U.K.

       In North America, contribution benefited from price

  increases during 1996 on key products, including Jim Beam, the number one bourbon in the world, and DeKuyper, America's leading cordial line.  DeKuyper volume was up 3%, benefiting from

  successful extensions of this powerful franchise.

       Two new high margin liqueur brands - After Shock and

  Avalanche - shipped an aggregate 250,000 cases and made a growing profit contribution.  Unit sales of the high margin Small Batch

  Bourbons - Booker's, Knob Creek, Baker's and Basil Hayden -

  collectively increased by over 40% in 1996.  The development of high margin new products will continue to be a key priority.

       In international markets, there were notable achievements,

  even though, with the substantial Whyte & Mackay branded product investment, overall international contribution for the year was about even with 1995.  Export volume of Jim Beam bourbon reached record levels, up 8% in the quarter and 3% for the full year.  In

  Australia, volume for Jim Beam, the number 1 spirit brand in that country, was up almost 5% for the year, and sales of Jim Beam premixed cocktails were up 15%.  Solid gains were also reported in selected emerging markets, including the Czech Republic, where

  Jim Beam bourbon volume nearly doubled, reaching 85,000 cases.  A solid 18% volume increase was achieved in 1996 in the substantial private label Scotch whisky business.

       Significant progress was achieved during the year in

  combining the former Jim Beam and Whyte & Mackay operations into a single, globally integrated distilled spirits business.

       For 1997, we expect solid contribution growth from the

  distilled spirits brands, and, reflecting powerful cash flow,

  even faster growth in pre-tax income.



  :::Hardware and home improvement brands:::

       The hardware brands achieved record sales and contribution in the fourth quarter and full year.  Excellent performances for

  Moen - the number 1 kitchen and bath faucet in North America,

  Aristokraft - the number 2 kitchen and bath cabinet manufacturer,

  and Waterloo - the leader in tool storage, more than offset the impact of adverse market conditions that severely affected Master

  Lock, the number 1 padlock brand in the world.  Although

  contribution growth was a modest 5% in the quarter and 3% for the year, dramatic progress in working capital efficiency drove much faster growth in pre-tax income for the hardware brands.  Pre-tax income grew at a solid double-digit rate in 1996.

       Moen achieved solid double-digit contribution gains in the quarter and year with excellent performance in the marketplace.

  Based on the latest data, Moen's share of the U.S. faucet market reached 26.6%, and, over the past year, Moen substantially increased its share lead over the nearest competitive brand.

  These results reflect the impact of highly effective advertising.

  At year-end, nearly twice as many consumers picked Moen (versus the number 2) as their first choice when asked which brand they were next likely to purchase, and Moen now substantially leads its competitors in "unaided awareness."  Moen posted particularly strong sales gains with wholesalers, reflecting continued share growth and a strong U.S. housing market, and increases were also achieved in Canada, Japan and China.  The implementation of

  Assemble to Demand helped reduce average inventories by 12% and average working capital by 14%.

       Aristokraft posted strong contribution increases in both the quarter and full year.  Sales of the semi-custom Decora line were up 18% for the year, boosted by excellent acceptance of new products.  Contribution further benefited from lower material costs and manufacturing efficiencies.  The Continuous Flow

  Manufacturing process introduced over the last several years resulted in a nearly 22% reduction in inventory in 1996.

       Waterloo achieved record sales and significant contribution growth, benefiting from the opening of a major new manufacturing facility in Muskogee, Oklahoma.

       Master Lock sales comparisons were about flat in both

  periods, but contribution declined sharply.  Results were

  impacted dramatically as mass merchants shifted to value-price products in the hardware and home improvement category.  Master has responded with a bold promotion, which, as of January 1,

  effectively cut prices an average of 15% on core padlock

  products.  Master also has introduced new multiple packs offering one free padlock with the purchase of three.  Trade response has been very positive, and the lower prices have been widely passed on to consumers.  Aggressive restructuring actions are being taken to reduce costs, but contribution will be adversely

  affected throughout 1997 by the aggressive steps taken to support the Master Lock brand.

       For 1997, we expect continued strong performances for Moen,

  Aristokraft and Waterloo to more than offset the impact of the lower prices at Master Lock.  We anticipate that this will result in a modest contribution gain, overall, for the hardware brands.

  But we expect the benefit of continued very strong cash

  generation to produce a higher gain in pre-tax income.



  :::Golf brands:::

       Record sales and contribution were achieved by the golf

  brands, both for the fourth quarter and full year, reflecting continued solid gains for Titleist and Foot-Joy as well as the

  January 1996 acquisition of Cobra.  Contribution was up 71% and

  49% in the quarter and full year, respectively.

       For the year, a record 231 million golf balls were sold, a

  12% increase over 1995.

       The Titleist brand led the charge with an outstanding year.

  Brand sales were up over 10%, driven by continued strong

  acceptance of the full range of Titleist Professional, HP2 and DT golf balls and a 19% increase in unit sales of Titleist golf clubs.  Titleist was by far the number 1 ball in professional golf, winning more tournaments and more money than all other golf balls combined.  It is the ball of choice for such professionals as Tiger Woods, Davis Love, Phil Mickelson, Tom Lehman and more than 250 other professionals worldwide.

       The Titleist DCI iron, the serious players' golf club,

  continued to achieve notable success, ranking as the number 1 choice of club professionals for the fourth consecutive year.

  The Scotty Cameron by Titleist putter also showed continued

  strength, winning ten times and firmly establishing itself as a strong number 2 on the PGA Tour.

       Worldwide, Foot-Joy brand sales increased 8%, with solid

  gains to record market shares in golf footwear and gloves.  Foot-

  Joy is the number 1 brand by a large margin in both categories.

  In golf footwear, Foot-Joy successfully relaunched DryJoys, the world's number 1 weatherproof performance golf shoe, with a new high performance, waterproof leather system combined with thermal responsive gels to establish a new comfort benchmark.

       Cobra introduced this past September an entirely new line of irons, the King Cobra II with the Integrated Quad System, four visibly enhanced features designed to make golfers hit the ball on the sweet spot more often.  These features have also been incorporated into the Lady Cobra II irons and the Senior King

  Cobra II irons.  At the PGA Merchandise Show this week, Cobra is unveiling new King Cobra II Tour irons, designed to help better players achieve straighter, longer shots with greater control.

  New left-handed models of the entire product line are also being introduced.

       Cobra also enhanced its number 3 position in woods during

  1996 with the introduction of King Cobra Ti titanium metal woods.

  King Cobra Ti offsets are the only titanium woods incorporating the proven "no slice" performance of offset design.

       Good progress was achieved in 1996 in capitalizing on the

  synergistic opportunities created by this powerful combination of golf brands, even though contribution from Cobra was lower than originally projected.  In international markets, distribution of the Cobra brand is being combined with Titleist's extensive non-

  U.S. distribution resources.  Titleist is benefiting from Cobra's in-house graphite shaft manufacturing facility.  And a new line of insert putters, the Cobra T.P.A.-i, represents the first new product resulting from a combined R&D effort.

       With our array of great golf brands, we are superbly

  positioned to capitalize on the dynamic, worldwide growth in this category.  We are particularly proud that two of the straightest,

  longest drivers in the history of golf - Greg Norman and Tiger

  Woods - play Cobra metal woods, and that Tiger Woods has played the Titleist ball through his career as an amateur and, now, as a professional.

       In 1997, first quarter contribution from the golf brands is likely to be down, compared with a very strong 1996 quarter for all the golf brands, with particular benefit from initial

  shipments of the King Cobra Ti titanium metal woods.

  Nevertheless, for the full year, we are targeting a double-digit increase in contribution.



  :::Office products brands:::

       Strong progress was achieved once again in 1996 by the

  office products brands.  Contribution was up 8% for the quarter and 10% for the year on record sales.  Overall, ACCO is the global leader in office supplies.

       In the quarter, North American sales were up 12%, backed by broad geographic gains and a 31% increase in the key computer-

  related products and accessories category.  Comparisons for Day-

  Timer, the number 1 time management brand, were negatively affected by the strong sell-in in 1995, when Day-Timer organizers were rolled out in the retail channel.  At retail, however, sell-

  through of the Day-Timer brand was up substantially. For the year, North American sales were up 7%, but would have been up

  13%, adjusting for an acquisition and divestiture.

       Internationally, in spite of sluggish economies across much of Europe, sales were up 6% for the year.  Double-digit growth was posted in Ireland as well as in Australia, where we have the number 1 position and have been achieving sustained share gains.

       Overall, the office products sales comparisons were

  adversely affected by the divestiture of nonstrategic furniture operations, partly offset by the acquisition late in the year of

  Advanced Gravis, a leader in joysticks, game pads and high-end sound cards.

       Significant progress was achieved in enhancing systems to

  meet the needs of the consolidating customer base.  These systems are enabling the organization to further improve service, reduce costs and more effectively manage working capital.  With the benefit of tight cost controls, another solid improvement in the operating margin was accomplished.  And with continued strong focus on asset management, days sales in inventories improved by

  15%.

       For 1997, we again expect double-digit growth in

  contribution from the office products brands.



                         Gallaher Highlights



       Gallaher, the number 1 tobacco company in the U.K.,

  completed another strong year.  For the year, Gallaher reported record sales of 4.4 billion pounds, up 7%, and contribution

  (excluding a restructuring charge of 53.3 million pounds) of 367 million pounds, up 5%.  In dollars, sales were $6.9 billion, up

  7%, and contribution was $582 million, up 4%.

       Fourth quarter sales were a record 1.3 billion pounds, up

  9%, and contribution (excluding restructuring) was 102 million pounds, up 4%.  In dollars, sales were $2.1 billion, up 15%, and contribution was $169 million, up 9%.

       Worldwide cigarette unit sales increased 8% in the quarter and 3% for the year.

       In the U.K., Gallaher's estimated share of consumer sales in the quarter was 39.1%, compared with 38.9% a year earlier.

  Gallaher's U.K. cigarette volume was up 1.5% in the quarter and

  0.3% for the year.

       Gallaher maintained its powerful 54% share of the premium

  sector, which provides superior margins, reflecting continued

  strong consumer response to the Gratis gift program, and

  increased its share of the growing low-price sector to 11.5% for the year, up substantially from 6% in 1995.  This strong increase in the low-price sector reflected a 68% volume gain for Mayfair and the introductions of Sovereign King Size in March and

  Sovereign Lights in November.  With ongoing trading down by some consumers, the premium sector accounted for about 48.5% of the market for the year, compared with 50.6% in 1995.

       Export volume was up 35% in the quarter and 8% for the year,

  with strong volume gains in Europe Duty Free and France.  For the year, in-market sales (importer sales to the trade) of Benson and

  Hedges in France were up 31%, helped by the launch of new Benson and Hedges American Blend.  Overall in-market sales of Benson and

  Hedges on the Continent were up 20%.  In Greece, where Silk Cut passed the 1 billion unit sales mark in 1995, another 9% in-

  market gain was achieved for the brand in 1996.  Shipments to the former Soviet Union (FSU) increased 12% in the quarter but declined 17% for the year, due largely to temporary difficulties with the movement of goods within the markets.  Gallaher is developing plans for construction of a manufacturing facility in

  Kazakhstan.

       In Ireland, Gallaher strengthened its market leading

  position, increasing its share to 44.2% for the year, up from

  41.1%.

       As noted, Gallaher announced plans in December to

  consolidate cigarette production into one factory.  The three to four year program will result in the expansion of Gallaher's factory at Lisnafillan, Northern Ireland, and the closure of the

  Hyde factory in Manchester, England.

       Pending the planned spin-off, we expect continued solid

  contribution growth in sterling and very strong cash flow from

  Gallaher's brands.

                          *    *    *    *

       American Brands, Inc. is an international consumer products holding company with headquarters in Old Greenwich, Connecticut.

  As noted, American Brands intends to change its name, following the consummation of the spin-off of Gallaher, to Fortune Brands.

       American Brands' operating companies have powerhouse brands and leading market positions.  Major distilled spirits brands sold by units of JBB Worldwide, Inc., include Jim Beam and the

  Small Batch Bourbons, DeKuyper cordials, After Shock liqueur and

  Whyte & Mackay Scotch.  MasterBrand Industries has leading hardware and home improvement brands including Moen faucets, Master locks and

  Aristokraft cabinets.  Acushnet Company's golf brands include Titleist,

  Cobra, Pinnacle and Foot-Joy.  ACCO World Corporation's major office products brands include Day-Timer and Swingline.  Gallaher Limited sells tobacco products internationally, principally in Europe, where its major brands include Benson and Hedges and Silk Cut.

                             *    *    *

       This press release contains statements relating to future

  results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.

  Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to international tobacco and distilled spirits, regulatory

  developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the

  Company's Securities and Exchange Commission filings.

                                # # #



                              AMERICAN BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                         (In millions, except per share
                                    amounts)
                                   (Unaudited)



                                           Three Months
                                         Ended September 30,
                                          1996        1995      % Change
                                          ----        ----      --------

  Net Sales                              $3,435.3   $3,084.6       11.4

      Cost of sales                       2,597.6    2,344.9       10.8

      Advertising, selling, general
        and administrative expenses         482.1      395.8       21.8

      Restructuring charges                  88.8       17.8          -

      Amortization of intangibles            27.1       23.3       16.3

      Interest and related expenses          45.3       37.6       20.5

      Other (income) expenses, net           (0.1)       4.6     (102.2)

      Gain on disposal of
      businesses, net                           -          -          -

  Income Before Income Taxes                194.5      260.6      (25.4)

      Income taxes                           80.5      106.5      (24.4)

  Income Before Extraordinary Items         114.0      154.1      (26.0)

      Extraordinary  items                      -          -          -

  Net Income                               $114.0     $154.1      (26.0)

  Earnings Per Common Share

   Primary

    Income from operations                  $1.01      $0.92        9.8

    Businesses disposed                         -      (0.01)         -

    Restructuring charges                   (0.34)     (0.06)         -

    Gain on disposal of businesses              -          -          -

    Income before extraordinary items        0.67       0.85      (21.2)

    Extraordinary items                         -          -          -

          Net income                        $0.67      $0.85      (21.2)

   Fully Diluted

    Income from operations                  $0.98      $0.90        8.9

    Businesses disposed                         -      (0.01)         -

    Restructuring charges                  (0.33)      (0.06)         -

    Gain on disposal of businesses              -          -          -

    Income before extraordinary items        0.65       0.83      (21.7)

    Extraordinary items                         -          -          -

          Net income                        $0.65      $0.83      (21.7)


  Avg. Common Shares Outstanding
    Primary                                 170.3      180.3       (5.5)
    Fully diluted                           174.4      187.3       (6.9)




                              AMERICAN BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                         (In millions, except per share
                                    amounts)
                                   (Unaudited)

                                          Twelve Months
                                         Ended December 31,
                                         1996 (1)     1995      % Change
                                         --------     ----      --------

  Net Sales                             $11,579.3  $11,367.1        1.9

      Cost of sales                       8,685.2    8,572.1        1.3

      Advertising, selling, general
        and administrative expenses       1,698.5    1,665.3        2.0

      Restructuring charges                  88.8       17.8          -

      Amortization of intangibles           107.4       95.1       12.9

      Interest and related expenses         178.7      159.8       11.8

      Other (income) expenses, net           (3.6)     (16.8)     (78.6)

      Gain on disposal of
      businesses, net                           -       20.0          -

  Income Before Income Taxes                824.3      893.8       (7.8)

      Income taxes                          327.5      350.7       (6.6)

  Income Before Extraordinary Items         496.8      543.1       (8.5)

      Extraordinary  items                  (10.3)      (2.7)         -

  Net Income                               $486.5     $540.4      (10.0)

  Earnings Per Common Share

   Primary

    Income from operations                  $3.20      $2.88       11.1

    Businesses disposed                         -      (0.02)         -

    Restructuring charges                   (0.34)     (0.06)         -

    Gain on disposal of businesses              -       0.10          -

    Income before extraordinary items        2.86       2.90       (1.4)

    Extraordinary items                     (0.06)     (0.01)         -

          Net income                        $2.80      $2.89       (3.1)

   Fully Diluted

    Income from operations                  $3.13      $2.82       11.0

    Businesses disposed                         -      (0.01)         -

    Restructuring charges                   (0.33)     (0.06)         -

    Gain on disposal of businesses              -       0.09          -

    Income before extraordinary items        2.80       2.84       (1.4)

    Extraordinary items                     (0.06)     (0.01)         -

          Net income                        $2.74      $2.83       (3.2)


  Avg. Common Shares Outstanding
    Primary                                 173.3      186.9       (7.3)
    Fully diluted                           178.4      195.7       (8.8)

                                 (NOTES FOLLOW)


                              AMERICAN BRANDS, INC.
                                  (in millions)

  NOTES:

  (1)  All figures are subject to completion of audit.

  (2)  Net sales by business segment:

                                           Three Months
                                           Ended Dec. 31,
                                          1996       1995      %Change
                                          ----       ----      -------
       International Tobacco (a)       $2,138.5    $1,867.5     14.5
       Distilled Spirits (a)              410.8       410.8        -
       Hardware & Home Improve.
         Prods.                           368.3       344.4      6.9
       Golf & Leisure Products (d)        142.3       100.5     41.6
       Office Products                    375.4       361.5      3.8
                                        3,435.3     3,084.7     11.4
       Businesses Disposed (e)                -        (0.1)       -
                                       $3,435.3    $3,084.6     11.4

                                           Twelve Months
                                           Ended Dec. 31,
                                          1996        1995     %Change
                                          ----        ----     -------
       International Tobacco (a)       $6,861.6    $6,439.0      6.6
       Distilled Spirits (a)            1,303.5     1,288.6      1.2
       Hardware & Home Improve.
         Prods.                         1,374.1     1,306.8      5.1
       Golf & Leisure Products (d)        811.4       579.3     40.1
       Office Products                  1,228.7     1,206.1      1.9
                                       11,579.3    10,819.8      7.0
       Businesses Disposed (e)                -       547.3        -
                                       $11,579.3  $11,367.1      1.9

       Operating company contribution by business segment:

                                            Three Months
                                           Ended Dec. 31,
                                           1996      1995     %Change
                                           ----      ----     -------
       International Tobacco (b)          $79.8     $154.8     (48.4)
       Distilled Spirits (c)               89.5       71.9      24.5
       Hardware & Home Improve.
         Prods.                            61.1       58.2       5.0
       Golf & Leisure Products (d)          8.7        5.1      70.6
       Office Products                     51.3       47.4       8.2
                                          290.4      337.4     (13.9)
       Businesses Disposed (e)                -          -         -
                                         $290.4     $337.4     (13.9)

                                           Twelve Months
                                           Ended Dec. 31,
                                          1996       1995      %Change
                                          ----       ----      -------
       International Tobacco (b)         $492.9     $559.1      (11.8)
       Distilled Spirits (c)              244.1      224.1        8.9
       Hardware & Home Improve.
         Prods.                           214.1      208.4        2.7
       Golf & Leisure Products (d)        125.3       84.2       48.8
       Office Products                    116.3      105.5       10.2
                                        1,192.7    1,181.3        1.0
       Businesses Disposed (e)                -        6.8          -
                                       $1,192.7   $1,188.1        0.4


                              AMERICAN BRANDS, INC.
                                  (in millions)

  NOTES (CONTINUED):

      (a) Federal and foreign excise taxes included in net sales and cost of sales:

                                 Three Months       Twelve Months
                                Ended Dec. 31,      Ended Dec. 31,
                                1996      1995      1996       1995
                                ----      ----      ----       ----
            International
              Tobacco         $1,674.4  $1,448.5  $5,349.8   $4,976.5
            Distilled
              Spirits            143.5     154.2     453.2      485.7
                              --------  --------  --------   --------
                              $1,817.9  $1,602.7  $5,803.0   $5,462.2
                              ========  ========  ========   ========

      (b) On December 19, 1996, the Company announced that its U.K.-based Gallaher tobacco subsidiary will consolidate U.K. cigarette manufacturing into one factory and in the fourth quarter recorded an $88.8 million ($59.5 million after taxes) restructuring charge, related to employee termination benefits.

      (c) In the fourth quarter of 1995, Distilled Spirits recorded a $17.8 million one-time charge ($12.2 million after taxes), principally in connection with a bottling plant closing and related employee termination costs and the worldwide reorganization of this segment.

      (d) In January 1996, the Company acquired Cobra Golf for an aggregate cost of $712 million in cash, including fees and expenses. The cost exceeded the fair value of net assets acquired by $657 million. Cobra's operations have been included in consolidated results from the date of acquisition.

      (e) Businesses disposed includes the results of operations of nonstrategic businesses, principally U.K.-based Retail distribution (Forbuoys sold July 24, 1995) and Housewares (Prestige sold May 2, 1995). $20 million (no taxes required) of the provision that was recorded in 1994 in connection with the disposition of nonstrategic business and product lines was reversed in the third quarter of 1995.





                              AMERICAN BRANDS, INC.
                                  (in millions)

  NOTES (CONTINUED):

  (3) Operating company contribution and income from operations excluding restructuring charges, gain on disposal of businesses and results from businesses disposed:

      Operating company contribution (on a comparable basis):

                                           Three Months
                                           Ended Dec. 31,
                                          1996       1995     %Change
                                          ----       ----     -------
       International Tobacco             $168.6     $154.8       8.9
       Distilled Spirits                   89.5       89.7      (0.2)
       Hardware & Home Improve.
         Prods.                            61.1       58.2       5.0
       Golf & Leisure Products              8.7        5.1      70.6
       Office Products                     51.3       47.4       8.2
                                         $379.2     $355.2       6.8

                                           Twelve Months
                                           Ended Dec. 31,
                                          1996        1995     %Change
                                          ----        ----     -------
       International Tobacco             $581.7     $559.1       4.0
       Distilled Spirits                  244.1      241.9       0.9
       Hardware & Home Improve.
         Prods.                           214.1      208.4       2.7
       Golf & Leisure Products            125.3       84.2      48.8
       Office Products                    116.3      105.5      10.2
                                       $1,281.5    $1,199.1      6.9


      Income from operations (after taxes):

                            Three Months           Twelve Months
                           Ended Dec. 31,   %      Ended Dec. 31,   %
                           1996    1995  Change     1996   1995   Change
                           ----    ----  ------     ----   ----   ------
       Comparable basis   $173.5  $168.9   2.7     $556.3 $539.6   3.1
       Businesses
         disposed              -    (2.6)    -          -   (4.3)    -
       Restructuring
         charges           (59.5)  (12.2)    -      (59.5) (12.2)    -
       Gain on disposal
         of businesses         -       -     -          -   20.0     -
       Income before
         extra. items     $114.0  $154.1 (26.0)    $496.8 $543.1  (8.5)




                              AMERICAN BRANDS, INC.
                                  (in millions)

  NOTES (CONTINUED):

  (4) On October 8, 1996, the Company announced plans to spin off its U.K.-based Gallaher tobacco business. Completion of the transaction, which is currently expected around mid-year, is pending receipt of favorable tax rulings and relevant stockholder approvals. When the spin-off is completed, the name of the Company will be changed to Fortune Brands and the financial statements will be restated to show tobacco operations as discontinued operations. Following the transaction, the Company's shareholders will own shares in two publicly-traded companies - Gallaher and Fortune Brands.

       To allocate the overall debt burden of the Company at the time of the spin-off, Gallaher will borrow and pay to Fortune Brands approximately $1.4 billion. Fortune will use the proceeds (approximately $1.25 billion after taxes) initially to pay down short-term debt. The Gallaher debt will be in addition to its seasonal working capital requirements.

       The combined initial annualized dividend per share currently contemplated by the management of both companies (Fortune Brands and Gallaher) will equal, based on a $1.56 sterling exchange rate, the existing $2.00 per share American Brands dividend. U.S. and eligible U.K. taxpayers will effectively receive about another 30 cents, or 15%, for a total of about $2.30. This added benefit comes in the form of a refund or credit of the U.K. Advance Corporation Tax that is paid by Gallaher on its dividends. U.S. taxpayers will be entitled to a cash refund of the A.C.T. paid by Gallaher less applicable U.K. withholding taxes which can be credited against their U.S. income tax liability. The U.S. foreign tax credit is subject to complicated limitations.

       Future dividends for Fortune Brands and Gallaher will be determined by, and be at the discretion of, the respective Board of each company following the spin-off, subject to available profits and other considerations.

       It is currently contemplated that any post spin-off dividend payable by Gallaher in respect of 1997 will be paid as to 50% of such dividend in the form of an interim dividend in 1997 and as to the other 50% as a final 1997 dividend, subject to Gallaher shareholder approval, payable in 1998. Thereafter, Gallaher anticipates that any dividends will be paid in the form of a one-third interim dividend and a two-thirds final dividend, as is customary for many U.K.
       companies.







                              AMERICAN BRANDS, INC.
                                  (in millions)

  NOTES (CONTINUED):

  (5) Fortune Brands pro forma as adjusted earnings per common share:


                                 Twelve Months
                               Ended December 31,
                               1996        1995      %Change
                               ----        ----      -------
        Primary               $1.32       $1.22       8.2

        Fully Diluted         $1.30       $1.24*      4.8

                                 * antidilutive

       Fortune Brands pro forma as adjusted earnings per common share is calculated using historical American Brands income before extraordinary items adjusted to:

                 Exclude Gallaher tobacco operations which will be accounted for as a discontinued operation when the transaction is consummated.

                 Exclude 1995 distilled spirits restructuring charge and all amounts relating to businesses sold.

                 Include benefit of net proceeds resulting from the payment Gallaher will make to Fortune Brands at the time of the spin-off as if the proceeds were received on January 1, 1995.

                 Assumes the net proceeds were used for a possible 10 million share repurchase of Fortune Brands stock and the repayment of debt on January 1, 1995.

  (6)  On March 5, 1996, the Company redeemed its $150 million 7-5/8%
       Eurodollar Convertible Debentures, Due 2001 at a redemption price of 103.8125% of the principal amount plus accrued interest. On March 1, 1996, the Company redeemed its $150 million 9-1/8% Debentures, Due 2016, at a redemption price of 104.4375% of the principal amount plus interest. In connection with the redemptions, the Company recorded an extraordinary items charge of $10.3 million ($15.8 million pre-tax), or six cents per common share, and reduced the number of fully diluted shares outstanding by 2.8 million.



                              AMERICAN BRANDS, INC.
                                  (in millions)

  NOTES (CONCLUDED):

       On April 11, 1995, holders of $199.5 million of the $200 million 5-3/4% Eurodollar Convertible Debentures, Due 2005, exercised their right to "put" their Debentures at a price of 114.74% plus accrued interest. This resulted in a total payment by the Company of $240.4 million, including premium and accrued interest. In connection with this exercise, the Company recorded an extraordinary item charge of $2.7 million ($4.1 million pre-tax), or one cent per common share, and reduced the number of fully diluted shares outstanding by 5.1 million.

  (7) The Company and its subsidiaries are defendants in various lawsuits associated with their business and operations, including actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company. These actions are being vigorously contested.

       On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

                              AMERICAN BRANDS, INC.
                         CONDENSED CONSOLIDATED BALANCE
                                      SHEET

                                  (In millions)

                                                  December 31,  December 31,
                                                      1996         1995
  Assets                                           (Unaudited)
     Current Assets
        Cash and Cash Equivalents                     $119.7      $139.9
        Accounts Receivable, Net                     1,125.0       984.4
        Inventories                                  2,256.2     1,840.2
        Other Current Assets                           372.5       199.5
                                                    --------    --------
          Total Current Assets                       3,873.4     3,164.0

     Property, Plant and Equipment, Net              1,230.9     1,137.3
     Intangibles Resulting From
       Business Acquisitions, Net                    3,936.4     3,305.2
     Other Assets                                      463.5       414.7
                                                    --------    --------
   Total Assets                                     $9,504.2    $8,021.2
                                                    ========    ========
  Liabilities and Stockholders' Equity

     Current Liabilities
        Short-Term Debt                             $1,405.8      $297.4
        Current Portion - Long-Term Debt                53.9       413.4
        Other Current Liabilities                    2,235.6     1,700.5
                                                    --------    --------
          Total Current Liabilities                  3,695.3     2,411.3

     Long-Term Debt                                  1,598.3     1,154.6
     Other Long-Term Liabilities                       526.4       578.1
                                                    --------    --------
          Total Liabilities                          5,820.0     4,144.0
     Stockholders' Equity                            3,684.2     3,877.2
                                                    --------    --------
   Total Liabilities and Stockholders' Equity       $9,504.2    $8,021.2
                                                    ========    ========